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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Monolithic Power Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

609839 10 5 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 15 pages

CUSIP No. 609839 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Chang, Kuo Wei Herbert
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Taiwan, ROC

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

95,000(1)
6. Shared Voting Power

4,091,953(2)(3)(4)
7. Sole Dispositive Power

95,000(1)
8. Shared Dispositive Power

4,091,953(2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,186,953(1)(2)(3)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

13.79%
12.	Type of Reporting Person (See Instructions)

IN

Page 2 of 15 pages

CUSIP No. 609839 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

InveStar Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

6. Shared Voting Power

3,283,327(2)
7. Sole Dispositive Power

8. Shared Dispositive Power

3,283,327(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,283,327(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

10.81%
12.	Type of Reporting Person (See Instructions)

CO

Page 3 of 15 pages

CUSIP No. 609839 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

InveStar Semiconductor Development Fund, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

6. Shared Voting Power

1,974,690
7. Sole Dispositive Power

8. Shared Dispositive Power

1,974,690

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,974,690
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

6.50%
12.	Type of Reporting Person (See Instructions)

CO

Page 4 of 15 pages

CUSIP No. 609839 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

InveStar Semiconductor Development Fund, Inc. (II) LDC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

6. Shared Voting Power

864,489
7. Sole Dispositive Power

8. Shared Dispositive Power

864,489

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

864,489
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

2.85%
12.	Type of Reporting Person (See Instructions)

CO

Page 5 of 15 pages

CUSIP No. 609839 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

InveStar Excelsus Venture Capital (International) Inc., LDC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

6. Shared Voting Power

313,193
7. Sole Dispositive Power

8. Shared Dispositive Power

313,193

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

313,193
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

1.03%
12.	Type of Reporting Person (See Instructions)

CO

Page 6 of 15 pages

CUSIP No. 609839 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

InveStar Dayspring Venture Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Taiwan, ROC

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

6. Shared Voting Power

130,955
7. Sole Dispositive Power

8. Shared Dispositive Power

130,955

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

130,955
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.43%
12.	Type of Reporting Person (See Instructions)

CO

Page 7 of 15 pages

CUSIP No. 609839 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

VCFA Growth Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

6. Shared Voting Power

677,671(3)
7. Sole Dispositive Power

8. Shared Dispositive Power

677,671(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

677,671(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

2.23%
12.	Type of Reporting Person (See Instructions)

PN

Page 8 of 15 pages

CUSIP No. 609839 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kenneth Tai
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Taiwan, ROC

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

6. Shared Voting Power

130,955(4)
7. Sole Dispositive Power

8. Shared Dispositive Power

130,955(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

130,955(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.43%
12.	Type of Reporting Person (See Instructions)

IN

Page 9 of 15 pages

CUSIP No. 609839 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Forefront Associates LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

6. Shared Voting Power

130,955(4)
7. Sole Dispositive Power

8. Shared Dispositive Power

130,955(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

130,955(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.43%
12.	Type of Reporting Person (See Instructions)

OO

Page 10 of 15 pages

CUSIP No. 609839 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Forefront Venture Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

6. Shared Voting Power

130,955
7. Sole Dispositive Power

8. Shared Dispositive Power

130,955

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

130,955
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.43%
12.	Type of Reporting Person (See Instructions)

PN

Page 11 of 15 pages

Item 1.	(a)	Name of Issuer

Monolithic Power Systems, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

6409 Guadalupe Mines Road, San Jose, CA 95120

Item 2.	(a)-(c)	This Statement is Filed by:

Kuo Wei Herbert Chang (“Chang”); Forefront Venture Partners LP and Forefront Associates LLC (collectively, “Forefront”); VCFA Growth Partners, InveStar Dayspring Venture Capital, Inc., InveStar Semiconductor Development Fund, Inc. (II) LDC, InveStar Excelsus Venture Capital (International) Inc., LDC and InveStar Semiconductor Development Fund, Inc. and InveStar Capital, Inc. (collectively, “InveStar”); and Kenneth Tai (“Tai”).

The Business Address of Forefront is 375 W. Trimble Road, San Jose, CA 95131. The Business Address of Chang, InveStar and Tai is Room 1201, 333. Keelung Road, Section 1, Taipei, Taiwan, R.O.C.

Chang is the General Partner for VCFA Growth Partners, L.P.

Chang and Tai are citizens of Taiwan, ROC; Forefront Venture Partners LP is a Delaware limited partnership; Forefront Associates LLC is a Delaware limited liability company; InveStar Dayspring Venture Capital, Inc. is a Taiwan, ROC corporation; InveStar Capital, Inc., InveStar Semiconductor Development Fund, Inc. (II) LDC, InveStar Excelus Venture Capital (International), Inc., LDC, InveStar Semiconductor Development Fund, Inc. and VCFA Growth Partners L.P. are Cayman Island corporations.

Chang, Forefront, InveStar and Tai are individually referred to herein as “Reporting Person” and collectively, as the “Reporting Persons.”

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

609839 10 5

Item 3.	N/A

Page 12 of 15 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

See Row 9 for the amount beneficially owned by each Reporting Person.

	(b)	Percent of class:

See Row 11 for the percentage of class beneficially owned by each Reporting Person.

	(c)	Number of shares as to which the person has:

See Rows 5-8 for the voting and dispositive power for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons may be deemed to be a “group” for the purposes of Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitute a “group.” The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13(G) is attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

(1)	Includes options to purchase 95,000 shares of common stock that are exercisable within 60 days of December 31, 2006.
(2)

Includes (i) 1,974,960 shares of common stock held of record by InveStar Semiconductor Development Fund, Inc.; (ii) 864,489 shares of common stock held of record by InveStar Semiconductor Development Fund, Inc. (II) LDC; (iii) 313,193 shares of common stock held of record by InveStar Excelsus Venture Capital (International) Inc., LDC; and (iv) 130,955 shares of common stock held of record by InveStar Dayspring Venture Capital, Inc.

(3)	Includes 677,671 shares of common stock held of record by VCFA Growth Partners, LP
(4)	Includes 130,955 shares of common stock held of record by Forefront Venture Partners, L.P.

Page 13 of 15 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007

/s/ Kuo Wei Herbert Chang
Kuo Wei Herbert Chang, individually, and on behalf of;

InveStar Capital, Inc., as President;

InveStar Semiconductor Development Fund, Inc., as Secretary and as President of InveStar Capital, Inc., the management company of InveStar Semiconductor Development Fund, Inc.;

InveStar Semiconductor Development Fund, Inc. (II) LDC, as Secretary and as President of InveStar Capital, Inc., the management company of InveStar Semiconductor Development Fund, Inc. (II) LDC;

InveStar Excelsus Venture Capital (International) Inc., LDC, as Secretary and as President of InveStar Capital, Inc., the management company of InveStar Excelsus Venture Capital (International) Inc., LDC;

InveStar Dayspring Venture Capital, Inc., as Secretary and as President of InveStar Capital, Inc., the management company of InveStar Dayspring Venture Capital, Inc.;

VCFA Growth Partners L.P., as general partner;

Forefront Associates LLC, as managing member; and

Forefront Venture Partners, L.P., as managing member of its general partner Forefront Associates LLC;

/s/ Kenneth Tai
Kenneth Tai

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 14 of 15 pages

EXHIBIT A

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Monolithic Power Systems, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated: February 14, 2007

/s/ Kuo Wei Herbert Chang
Kuo Wei Herbert Chang, individually, and on behalf of;

InveStar Capital, Inc., as President;

InveStar Semiconductor Development Fund, Inc., as Secretary and as President of InveStar Capital, Inc., the management company of InveStar Semiconductor Development Fund, Inc.;

InveStar Semiconductor Development Fund, Inc. (II) LDC, as Secretary and as President of InveStar Capital, Inc., the management company of InveStar Semiconductor Development Fund, Inc. (II) LDC;

InveStar Excelsus Venture Capital (International) Inc., LDC, as Secretary and as President of InveStar Capital, Inc., the management company of InveStar Excelsus Venture Capital (International) Inc., LDC;

InveStar Dayspring Venture Capital, Inc., as Secretary and as President of InveStar Capital, Inc., the management company of InveStar Dayspring Venture Capital, Inc.;

VCFA Growth Partners L.P., as general partner;

Forefront Associates LLC, as managing member; and

Forefront Venture Partners, L.P., as managing member of its general partner Forefront Associates LLC;

/s/ Kenneth Tai
Kenneth Tai

Page 15 of 15 pages